UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 11-K

         [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                    For the plan year ended December 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                 For the transition period from        to        .
                                                ------    ------





                         Commission file number 1-15929






                           THE PROGRESS ENERGY 401(k)
                         SAVINGS & STOCK OWNERSHIP PLAN
                     Full title plan and the address of the
             plan, if different from that of the issuer named below







                              PROGRESS ENERGY, INC.
                         (a North Carolina corporation)
         410 South Wilmington Street, Raleigh, North Carolina 27601-1748
              Name of issuer of the securities held pursuant to the
               plan and address of its principal executive office

                         PROGRESS ENERGY 401(k) SAVINGS
                             & STOCK OWNERSHIP PLAN

                                TABLE OF CONTENTS


                                                                           PAGE

     Independent Auditors' Report ............................................3

     Statement of Net Assets Available for Benefits, December 31, 2003........4

     Statement of Changes in Net Assets Available for Benefits
          For the Year Ended December 31, 2003................................5

     Statement of Net Assets Available for Benefits, December 31, 2002........6

     Statement of Changes in Net Assets Available for Benefits
          For the Year Ended December 31, 2002................................7

     Notes to Financial Statements.........................................8-13

     Schedule H, line 4i - Schedule of Assets (Held at End of Year)
          As of December 31, 2003............................................14

     Schedule H, line 4j - Schedule of Reportable Transactions
          For the Year Ended December 31, 2003...............................15

The Progress Energy 401(k) Savings & Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Progress Energy 401(k) Savings & Stock Ownership Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
June 4, 2004

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

                 Statement of Net Assets Available for Benefits
                                December 31, 2003

                                                                            SUPPLEMENTAL INFORMATION
                                               ------------------------------------------------------------------------------------

                                                                       ESOP          COMMON STOCK                      PARTICIPANT
                                                                    UNALLOCATED      ALLOCATED TO   PARTICIPANTS'       DIRECTED
                                                  TOTAL PLAN      TO PARTICIPANTS    PARTICIPANTS       LOANS          INVESTMENTS
                                               ------------------------------------------------------------------------------------
ASSETS

  Investments:

    Progress Energy, Inc. Common Stock Fund    $   775,960,387     $ 182,552,227    $ 593,408,160   $          -      $           -
    Putnam New Opportunities Fund                   58,481,379                 -                -              -         58,481,379
    American EuroPacific Growth Fund                24,574,291                 -                -              -         24,574,291
    Putnam Investors Large-Cap Growth Fund          24,799,130                 -                -              -         24,799,130
    Vanguard S&P 500 Index Fund                     76,983,739                 -                -              -         76,983,739
    Vanguard Retirement Savings Trust              130,703,777                 -                -              -        130,703,777
    PIMCO Total Return Bond Fund                    41,276,945                 -                -              -         41,276,945
    Fidelity Equity Income Fund                     68,847,355                 -                -              -         68,847,355
    Fidelity Freedom Income Fund                     2,466,000                 -                -              -          2,466,000
    Fidelity Freedom 2000 Fund                       4,563,003                 -                -              -          4,563,003
    Fidelity Freedom 2010 Fund                      16,135,136                 -                -              -         16,135,136
    Fidelity Freedom 2020 Fund                      12,849,696                 -                -              -         12,849,696
    Fidelity Freedom 2030 Fund                      20,959,682                 -                -              -         20,959,682
    Fidelity Freedom 2040 Fund                       9,957,284                 -                -              -          9,957,284
    Progress Energy, Inc., Contingent
           Value Obligations                           106,842                 -                -              -            106,842
    Liberty Acorn Fund                              34,770,226                 -                -              -         34,770,226
    Participants' Loans Receivable                  37,573,359                 -                -     37,573,359                  -
                                               ------------------------------------------------------------------------------------
          Total Investments                      1,341,008,231       182,552,227      593,408,160     37,573,359        527,474,485

  Dividends/Capital Gains/Interest Receivable       10,307,697         2,319,212        7,538,880              -            449,605
  Employer Contributions Receivable                 14,789,327                 -       14,789,327              -                  -
  Cash and Cash Equivalents                          4,408,830                 -        4,408,830              -                  -
                                               ------------------------------------------------------------------------------------
          Total Assets                           1,370,514,085       184,871,439      620,145,197     37,573,359        527,924,090
                                               ------------------------------------------------------------------------------------

LIABILITIES

  ESOP Loan Payable                                111,801,184       111,801,184                -              -                  -
  Participants' Loans Payable                        5,576,708                 -                -      5,576,708                  -
  Interest Payable - ESOP Loan                       1,118,012         1,118,012                -              -                  -
                                               ------------------------------------------------------------------------------------
          Total Liabilities                        118,495,904       112,919,196                -      5,576,708                  -
                                               ------------------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS              $ 1,252,018,181     $  71,952,243    $ 620,145,197   $ 31,996,651      $ 527,924,090
                                               ====================================================================================


See Notes to Financial Statements.

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2003

                                                                            SUPPLEMENTAL INFORMATION
                                             --------------------------------------------------------------------------------------

                                                                      ESOP           COMMON STOCK                       PARTICIPANT
                                                                   UNALLOCATED       ALLOCATED TO     PARTICIPANTS'      DIRECTED
                                                TOTAL PLAN       TO PARTICIPANTS     PARTICIPANTS         LOANS         INVESTMENTS
                                             --------------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS

    Investment Income:

      Dividends/Capital Gains                $    52,735,546     $  9,142,560     $  30,537,049     $          -     $  13,055,937
      Net Appreciation in Fair Value             107,103,052        5,687,193        34,113,866                -        67,301,993
      Interest                                     2,601,930                -           814,490        1,199,422           588,018

    Contributions:

      Employer                                    28,317,113       10,456,516        17,860,597                -                 -
      Participants                                52,042,760                -        19,952,270                -        32,090,490
                                             --------------------------------------------------------------------------------------

          Total Additions to Net Assets          242,800,401       25,286,269       103,278,272        1,199,422       113,036,438
                                             --------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS

    Interest Expense                               7,300,548        7,060,263                 -          240,285                 -
    Allocation of Shares                          23,255,660       23,255,660                 -                -                 -
    Distribution of Benefits                      61,338,580                -        30,055,965        1,656,304        29,626,311
    Administrative Expense                           204,592                -                 -          204,592                 -
                                             --------------------------------------------------------------------------------------

          Total Deductions from Net Assets        92,099,380       30,315,923        30,055,965        2,101,181        29,626,311
                                             --------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS            150,701,021       (5,029,654)       73,222,307         (901,759)       83,410,127
LOAN ISSUANCES/REPAYMENTS                                  -                -        (5,058,451)       7,053,665        (1,995,214)
NET TRANSFERS AMONG INVESTMENT
   OPTIONS                                                 -                -       (60,758,617)        (164,953)       60,923,570
NET ASSETS - DECEMBER 31, 2002                 1,101,317,160       76,981,897       612,739,958       26,009,698       385,585,607
                                             --------------------------------------------------------------------------------------

NET ASSETS - DECEMBER 31, 2003               $ 1,252,018,181     $ 71,952,243     $ 620,145,197     $ 31,996,651     $ 527,924,090
                                             ======================================================================================

See Notes to Financial Statements.

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

                 Statement of Net Assets Available for Benefits
                                December 31, 2002

                                                                           SUPPLEMENTAL INFORMATION
                                               -------------------------------------------------------------------------------------

                                                                      ESOP           COMMON STOCK                       PARTICIPANT
                                                                   UNALLOCATED       ALLOCATED TO    PARTICIPANTS'       DIRECTED
                                                TOTAL PLAN       TO PARTICIPANTS     PARTICIPANTS        LOANS          INVESTMENTS
                                               -------------------------------------------------------------------------------------

ASSETS

  Investments:

    Progress Energy, Inc. Common Stock Fund    $   787,699,108    $ 200,120,940     $ 587,578,168    $          -      $           -
    Putnam New Opportunities Fund                   39,557,732                -                 -               -         39,557,732
    American EuroPacific Growth Fund                16,007,474                -                 -               -         16,007,474
    Putnam Investors Large-Cap Growth Fund          10,009,009                -                 -               -         10,009,009
    Vanguard S&P 500 Index Fund                     56,120,460                -                 -               -         56,120,460
    Vanguard Retirement Savings Trust              119,838,235                -                 -               -        119,838,235
    PIMCO Total Return Bond Fund                    44,417,517                -                 -               -         44,417,517
    Fidelity Equity Income Fund                     52,124,297                -                 -               -         52,124,297
    Fidelity Freedom Income Fund                     1,826,929                -                 -               -          1,826,929
    Fidelity Freedom 2000 Fund                       4,837,484                -                 -               -          4,837,484
    Fidelity Freedom 2010 Fund                       9,027,142                -                 -               -          9,027,142
    Fidelity Freedom 2020 Fund                       8,416,274                -                 -               -          8,416,274
    Fidelity Freedom 2030 Fund                      16,559,378                -                 -               -         16,559,378
    Fidelity Freedom 2040 Fund                       6,296,602                -                 -               -          6,296,602
     Progress Energy, Inc., Contingent
         Value Obligations                              76,132                -                 -               -             76,132
    Participants' Loans Receivable                  36,813,759                -                 -      36,813,759                  -
                                               -------------------------------------------------------------------------------------
          Total Investments                      1,209,627,532      200,120,940       587,578,168      36,813,759        385,114,665

  Dividends/Capital Gains/Interest Receivable       10,646,525        2,585,184         7,590,399               -            470,942
  Employer Contributions Receivable                 12,632,451                -        12,632,451               -                  -
  Cash and Cash Equivalents                          4,938,940                -         4,938,940               -                  -
                                               -------------------------------------------------------------------------------------
          Total Assets                           1,237,845,448      202,706,124       612,739,958      36,813,759        385,585,607
                                               -------------------------------------------------------------------------------------

LIABILITIES

  ESOP Loan Payable                                124,479,433      124,479,433                 -               -                  -
  Participants' Loans Payable                       10,804,061                -                 -      10,804,061                  -
  Interest Payable - ESOP Loan                       1,244,794        1,244,794                 -               -                  -
                                               -------------------------------------------------------------------------------------
          Total Liabilities                        136,528,288      125,724,227                 -      10,804,061                  -
                                               -------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS              $ 1,101,317,160    $  76,981,897     $ 612,739,958    $ 26,009,698      $ 385,585,607
                                               =====================================================================================


See Notes to Financial Statements.

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

            Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2002

                                                                          SUPPLEMENTAL INFORMATION
                                             --------------------------------------------------------------------------------------

                                                                    ESOP           COMMON STOCK                       PARTICIPANT
                                                                 UNALLOCATED       ALLOCATED TO     PARTICIPANTS'      DIRECTED
                                                TOTAL PLAN     TO PARTICIPANTS     PARTICIPANTS         LOANS         INVESTMENTS
                                             --------------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS

    Investment Income:

      Dividends/Capital Gains                $    51,217,158     $ 10,355,607     $  29,531,251     $          -     $  11,330,300
      Interest                                     2,074,054                -           659,867          900,557           513,630

    Contributions:

      Employer                                    28,192,871        9,273,815        18,919,056                -                 -
      Participants                                52,127,720                -        19,490,614                -        32,637,106
                                             --------------------------------------------------------------------------------------

          Total Additions to Net Assets          133,611,803       19,629,422        68,600,788          900,557        44,481,036
                                             --------------------------------------------------------------------------------------

DEDUCTIONS FROM NET ASSETS

    Net Depreciation in Fair Value                89,396,558        6,517,377        17,457,573                -        65,421,608
    Interest Expense                               8,413,778        7,800,595                 -          613,183                 -
    Allocation of Shares                          27,502,736       27,502,736                 -                -                 -
    Distribution of Benefits                      48,323,683                -        28,339,656          236,779        19,747,248
    Administrative Expense                           372,963                -               407          287,375            85,181
                                             --------------------------------------------------------------------------------------

          Total Deductions from Net Assets       174,009,718       41,820,708        45,797,636        1,137,337        85,254,037
                                             --------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN NET ASSETS            (40,397,915)     (22,191,286)       22,803,152         (236,780)      (40,773,001)
LOAN ISSUANCES/REPAYMENTS                                  -                -       (15,528,684)      19,747,104        (4,218,420)
NET TRANSFERS AMONG INVESTMENT
   OPTIONS                                                 -                -       (77,707,671)               -        77,707,671
NET ASSETS - DECEMBER 31, 2001                 1,141,715,075       99,173,183       683,173,161        6,499,374       352,869,357
                                             --------------------------------------------------------------------------------------


NET ASSETS - DECEMBER 31, 2002               $ 1,101,317,160     $ 76,981,897     $ 612,739,958     $ 26,009,698     $ 385,585,607
                                             ======================================================================================

See Notes to Financial Statements.

                         PROGRESS ENERGY 401(k) SAVINGS
                             & STOCK OWNERSHIP PLAN

                          Notes to Financial Statements
                    Periods Ended December 31, 2003 and 2002



1. DESCRIPTION OF THE PLAN

General Information Regarding the Plan

The Progress Energy 401(k) Savings & Stock Ownership Plan (the "Plan") is a defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act (ERISA). The purposes of the Plan are to encourage systematic savings by employees and to provide employees with a convenient method of acquiring an equity interest in the Company and other investments. The notes which follow provide a high level summary of Plan features. The Plan Document, Summary Plan Description, and Prospectus for the Plan should be consulted for Plan details and limitations.

Effective   January  1,  2002  the  Plan   changed   its  name  from  the  Stock
Purchase-Savings Plan of Progress Energy, Inc. to the Progress Energy 401(k) Savings & Stock Ownership Plan.

Effective January 1, 2003, CP&L, Florida Power Corporation and Progress Ventures, Inc. began doing business under the assumed names Progress Energy Carolinas, Inc. (PEC), Progress Energy Florida, Inc. (PEF), and Progress Energy Ventures, Inc. (Progress Ventures), respectively. The legal names of these entities have not changed, and there is no restructuring of any kind related to the name change.

On September 30, 2003, Progress Energy (the "Company") completed the sale of North Carolina Natural Gas Corporation (NCNG) and the Company's equity investment in Eastern North Carolina Natural Gas (ENCNG) to Piedmont Natural Gas Company, Inc. Effective September 30, 2003, NCNG was no longer eligible to participate in the Plan.

In December 2003, Progress Telecommunications (PTC), through its subsidiary Progress Telecom LLC (PTC LLC) entered into a transaction with EPIK Communications, Inc. (EPIK), which was accounted for as a partial acquisition of EPIK. Effective December 19, 2003 (the PTC LLC/EPIK merger date), PTC was no longer eligible to participate in the Plan.

Participation in the Plan

Generally, individuals classified as non-bargaining regular, full-time, part-time or temporary employees of PEC, PEF, Progress Energy Service Company, Progress Ventures, and corporate employees of Progress Fuels Corporation (the "Participating Companies"), are eligible to participate in the Plan on their first day of employment. Only persons treated as employees of the Participating Companies for federal tax purposes may participate in the Plan. Independent contractors, leased employees and contract employees are not eligible. Full-time employees are eligible for the Company match allocations as soon as participation in the plan begins. Part-time and temporary employees are eligible for the Company match allocations after six months of continuous credited service or 1,000 hours of service in a 12-month period. If employees wish to participate in the Plan, they must elect to do so and must specify their level of savings and how their savings should be allocated among the Plan's investment options.

NCNG employees were eligible to participate through September 30, 2003 and employees of PTC were eligible to participate through December 19, 2003. As of the respective effective dates, the NCNG and PTC employees became terminated participants in the Plan and were offered an election to have their account balances in the Plan rolled over to their new employer's plan. The employees in both companies were allowed, if they chose, to leave their account balances in the Plan under the terminated participants provisions of the Plan. NCNG participants were offered distribution options in accordance with the terms of the Plan.

Retired participants and former eligible employees of the Participating Companies, who are currently ineligible to participate, may retain investments in the Plan but may not continue to make contributions. Account balances valued at $5,000 or less at termination will be automatically distributed to the participant as a lump sum.

Employee Contributions Under the Plan

Employees who have earnings equal to or less than a certain level ($90,000 for 2003 and 2002) may contribute up to 25%, in increments of 1%, of their annual eligible base salary earnings (the "Deferred Contribution"). Employees with earnings above this level may contribute up to 18% of their eligible base salary earnings. These contributions reduce, in like amount, the employee's earnings subject to income tax for that year. An employee's total before-tax contributions were limited to $12,000 for 2003 and $11,000 for 2002.

Participating employees may also elect to contribute an additional amount on an after-tax basis. Employees who have earnings equal to or less than a specified level ($90,000 for 2003 and 2002) may elect to contribute an after-tax amount up to 25%, in increments of 1%, of their eligible base salary earnings. Employees with earnings above this level may contribute an after-tax amount up to 18% of their eligible base salary earnings. In no event may the before-tax contributions plus the after-tax contributions exceed a total of 25% or 18%, respectively, of annual eligible base salary earnings during 2003 or 2002.

Company Contributions Under the Plan

At the time employee contributions are made, the Company's matching allocations are made to the Plan in an amount (the "Automatic Company-match") equal to 50% of the first 6% of each employee's before- or after-tax contributions on a pay period by pay period basis. All Company matching allocations and any earnings on securities purchased with these allocations are invested in common stock of the Company. Beginning January 3, 2003, participants may reallocate the company match allocation from the Company Stock Fund to any of the other investment options at any time.

The Plan also has an incentive feature (the "Employee Stock Incentive Plan Match") which provides for additional Company matching allocations to be made to the Plan on behalf of each eligible employee when at least five out of ten of the Company and business unit strategic goals set by senior management are met. Employees eligible to participate in the Plan are generally eligible for these additional Company matching allocations. Those eligible employees with more than one year of service who do not contribute at least 2% before tax to the Plan are, for the purpose of determining the Employee Stock Incentive Plan Match, assumed to have made a before-tax contribution of 2% to the Plan. The Company made Employee Stock Incentive Plan matching allocations of approximately $14.8 million for the Plan year ended December 31, 2003 and approximately $12.6 million for the Plan year ended December 31, 2002.

Employees are 100 percent vested in the contributions they have made to the Plan, the investment earnings credited on such contributions, and the dividends from the Company matching allocations. Upon attaining one year of service with the Company, employees are 100 percent vested in all Company matching allocations that have been allocated to their accounts.

Employee Stock Ownership Plan

In 1989, the Plan was restated as an Employee Stock Ownership Plan, which allows the Plan to enter into acquisition loans ("ESOP Loans") for the purpose of acquiring Company common stock. Common stock acquired with the proceeds of an ESOP Loan is held by the Trustee in a suspense account ("ESOP Stock Suspense Account"). Such common stock is released from the ESOP Stock Suspense Account and made available for allocation to the accounts of participants as the ESOP Loan is repaid as specified by provisions of the Internal Revenue Code.

ESOP Loan payments are made quarterly and may be funded by dividends on stock held in the ESOP Stock Suspense Account, dividends on Company stock held in the Progress Energy, Inc. Common Stock Fund, Company contributions or the proceeds of stock sold from the ESOP Stock Suspense Account.

In October 1989, the Trustee purchased 13,636,362 shares of common stock (as restated for the two-for-one stock split in February 1993) from the Company for an aggregate purchase price of approximately $300 million. The purchase was financed with a long-term ESOP Loan from the Company, bearing a 6% interest rate. Prepayment of the loan without a penalty is allowed. Excluding the effects of any future prepayments, required payments, including principal and interest, are $19,865,293 for each of the years 2004 through 2008 and a total of $38,111,651 from 2009 through 2010. The ESOP Stock Suspense Account shares in the Plan, which totaled 4,033,412 shares at December 31, 2003, are pledged as collateral for the ESOP Loan. During the 2003 and 2002 Plan years, 582,988 ESOP shares were released from the ESOP Stock Suspense Account and allocated to participants.

Progress Energy, Inc. Common Stock Fund

The Progress Energy, Inc. Common Stock Fund is partially funded through the release of shares from the ESOP Stock Suspense Account. The price at which such released shares are allocated to Plan participants is the closing price per share on the payroll date. In addition, the Progress Energy, Inc. Common Stock Fund may use available cash from contributions and dividends to purchase Progress Energy, Inc. common stock on the open market or otherwise, including purchases from the Company of authorized but unissued shares of common stock. The purchase price of shares of common stock acquired on the open market for employee accounts will be the weighted average price of all shares purchased under the Plan during the applicable Investment Period which is generally one pay period, running from the payroll date that deductions are taken to the date before the following payroll date. If funds to be invested in Company common stock are used to purchase authorized but unissued common stock directly from the Company, the purchase price on the date of purchase will be the prior day's volume weighted average price of common shares of the Company traded on the New York Stock Exchange. No brokerage commission or other charges shall be deducted.

The Progress Energy, Inc. Common Stock Fund is accounted for on a unitized accounting basis. This changeover required a conversion of a small portion of this fund into a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and three percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2003 and December 31, 2002, the reserve totaled approximately $4.4 million and $4.9 million, respectively.

Investment of Funds

At the election of the participating employee, contributions made by the employee and any earnings on the securities purchased with these contributions are invested in the investment options listed on the Statement of Net Assets Available for Benefits. Employee contributions to the Plan may be allocated to one or more of the investment options in increments of 1%. This election is made at the time the employee begins to participate in the Plan. The election may be changed upon request and is generally effective by the following pay period. A participant may transfer current fund balances among the Plan options without any limitations. All Company matching allocations will be invested in common stock of the Company. Beginning in 2002, employees may elect to receive Company common stock dividends in cash (subject to income tax). Effective July 1, 2002, all participants will immediately vest in all dividends generated from Company common stock, including dividends on Company match allocations, without regard to length of service.

Contingent Value Obligations

Pursuant to the acquisition of Florida Progress Corporation by the Company during 2000, participants of the Savings Plan for Employees of Florida Progress Corporation with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Common Stock Fund and cash. In addition, Florida Progress Stock Fund shareholders received shares of the Contingent Value Obligation Fund (the "CVO Fund") which were transferred into the Plan effective December 31, 2001. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuel facilities owned by the Company. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to liquidate and reinvest the proceeds of all or a portion of their account balance as desired.

Retirement, Death, or Termination of Employment

Participants with one or more years of service with the Participating Companies are vested with respect to all Company matching allocations. Generally, participants leaving the employ of the Company with less than one year of service forfeit non-vested Company matching allocations and reinvested earnings on those allocations. In the case of an employee's death, retirement or termination of employment with at least one year of service with the Company, all employee and Company matching allocations, including those otherwise non-vested, become payable upon request by the employee, the employee's estate or other appropriate recipients. Forfeited matching allocations are used by the Plan to reduce future matching allocations otherwise required from the Company. These forfeited matching allocations and associated reinvested earnings were $48,036 in 2003 and $391,698 in 2002.

Withdrawals

Participants may withdraw certain funds while employed at the Participating Companies. Such withdrawals will be applied to the participant's account based on the fund withdrawal hierarchy prescribed by the Plan (participants cannot direct that the withdrawal be applied to a specific fund). Employees may withdraw matured-company match funds before age 59 & 1/2, subject to a penalty. Employees also may withdraw after-tax contributions and any earnings on such funds. The earnings on after-tax funds are subject to a penalty. In general, withdrawals of before-tax employee contributions and their earnings are not permitted. Financial hardship withdrawals are permitted when an employee has a substantial "immediate and heavy" financial need, subject to a penalty. However, under certain specified circumstances, the IRS will allow limited withdrawals of before tax contributions without penalty. Once reaching age 59 & 1/2, employees may make a withdrawal of before-tax contributions without having to meet the hardship requirements.

Loans

Participants are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The tax deferral is preserved as long as the principal and interest on the loan are repaid as due. The loan amount is taken on a pro-rata basis across the investment funds in which the participant has a balance. The minimum loan available is $500. Only two loans can be outstanding at any time. The maximum is 50 percent of the participant's account balance or $50,000, whichever is smaller. Loans are available in increments of $100 only. For active employees, loan repayment is made through automatic payroll deduction of after-tax dollars. Loans from the Plan must be repaid within five years or when employment is terminated, whichever happens first. Prior to 2002, the loans were funded with a borrowing arrangement by the Plan with an outside lending institution (former loan plan). All loans prior to 2002 are being repaid under the former loan plan; however, no new loans are being issued under the former plan. Under the current loan plan, loans are funded directly from the employees' account, reducing the account balance.

The interest rate for loans is determined periodically by the Plan's Committee, and is set at a reasonable amount in accordance with IRS regulations. The interest rate charged is different for loans under the former loan plan and loans from participant accounts. The interest rate on loans issued since 2002 under the current loan plan is the prime rate and is fixed for the life of the loan. Loans outstanding under the former loan plan are subject to a variable rate and bear interest at the prime rate plus one-half percent. The prime rate ranged from 4.00% to 4.25% in 2003 and from 4.25% to 4.75% in 2002. Interest rates on loans issued ranged from 4.50% to 5.25% during 2003 and 4.8% to 6.5% during 2002.

The borrowings from the outside lender to fund the former loan plan bear interest at the One-month London InterBank Offering Rate (LIBOR). For 2003 and 2002, the LIBOR averaged 1.30% and 1.77%.

Federal Income Taxes

The Plan was amended in 2001 to comply with the qualification requirements of the Uruguay Round Agreements Act ("GATT"), the Small Business Job Protection Act of 1986 (including the Uniformed Services Employment and Reemployment Rights Act of 1994), the Taxpayer Relief Act of 1997, the Restructuring and Reform Act of 1998 and the Community Renewal Tax Relief Act of 2000 (collectively "Gust II"). The Plan obtained its latest determination letter on July 23, 2002, in which the Internal Revenue Service stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, it is believed that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan's financial statements.

Termination of the Plan

The Company has reserved the right to amend, modify, suspend or terminate the Plan at any time, except that no such action will have a retroactive effect and none of the assets of the Plan will revert to the Company or be used for any purpose other than the exclusive benefit of the participating employees, provided that, in the event of Plan termination, shares of Company common stock not allocated to participants' accounts may be sold to repay the ESOP Loans. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting. Dividends, interest and other income are recognized as earned, and expenses are accrued as incurred. Benefits are recorded when paid.

The expenses incurred by State Street Bank & Trust Company, N.A. (the "Trustee") and ADP, Inc., the third-party administrator, in the administration of the Plan may be paid from assets of the Plan to the extent not paid by Progress Energy, Inc. (the "Company").

Cash and cash equivalents include funds invested in the Trustee's Short Term Investment Fund (STIF) which is a money market fund (see Note 3).

The Plan's investments are stated at fair value (see Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. INVESTMENTS

The Plan's investments are held in trust by the Trustee. The following table summarized the Plan's investments that represent 5% or more of the Plan's net assets available for benefits:

                                                                   2003            2002
   Fidelity Equity Income Fund,
       1,383,866 shares and 1,313,947 shares, respectively    $  68,847,355    $  52,124,297

  Vanguard Retirement Savings Trust,
       130,703,777 and 119,838,235 shares, respectively       $ 130,703,777    $ 119,838,235

  Progress Energy, Inc. Common Stock Fund, *
       17,144,507 and 18,170,683 shares, respectively         $ 775,960,387    $ 787,699,108

  *Nonparticipant-directed

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $107,103,052 and depreciated in value by $89,396,558, respectively, as follows:

                                              2003                  2002
  Progress Energy, Inc. Common Stock   $   39,801,059       $   (23,974,950)
  Mutual Funds                             67,301,993           (65,421,608)
                                       -------------------------------------
                                       $  107,103,052       $   (89,396,558)
                                       =====================================


4. RELATED PARTY TRANSACTIONS

Plan investments at end of period include shares of money market funds managed by State Street Bank, the Trustee as defined by the Plan, and therefore qualify as party-in-interest transactions.

5. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

6. SUBSEQUENT EVENTS

In July 2003, the Company received notice from the Plan's record keeper, ADP, Inc., that it would no longer provide 401(k) plan recordkeeping services to large-market clients which includes the Progress Energy 401(k) Savings & Stock Ownership Plan, effective May 1, 2004. The Company subsequently initiated and completed a Request For Proposal process to select a new record keeper for the Plan. Fidelity Investments was selected to be the new record keeper for the Plan. State Street Bank and Trust Company will continue to provide trustee services to the Plan.

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

         Schedule H, line 4i - Schedule of Assets (Held at End of Year)
                             As of December 31, 2003


---------------------------------------------------------------------------------------------------------------------------

Identity of Issue                      Description of Investment                      Cost Value             Fair Value
---------------------------------------------------------------------------------------------------------------------------

Progress Energy, Inc. Common           Common stock, no par or
   Stock Fund                             stated value          17,144,507 shares    $ 461,170,170       $   775,960,387 *

Putnam New Opportunities Fund          Mutual fund               2,711,237 shares       51,883,979            58,481,379

American EuroPacific Growth Fund       Mutual fund                 813,718 shares       20,963,319            24,574,291

Putnam Investors Large-Cap Growth      Mutual fund               1,009,737 shares       22,183,132            24,799,130
   Fund

Vanguard S&P 500 Index Fund            Mutual fund                 756,374 shares       74,505,182            76,983,739

Vanguard Retirement Savings Trust      Mutual Fund             130,703,777 shares      130,703,777           130,703,777

PIMCO Total Return Bond Fund           Mutual Fund               3,854,057 shares       41,311,790            41,276,945

Fidelity Equity Income Fund            Mutual Fund               1,383,866 shares       60,770,068            68,847,355

Fidelity Freedom Income Fund           Mutual Fund                 222,362 shares        2,409,941             2,466,000

Fidelity Freedom 2000 Fund             Mutual Fund                 387,352 shares        4,421,785             4,563,003

Fidelity Freedom 2010 Fund             Mutual Fund               1,239,258 shares       15,388,249            16,135,136

Fidelity Freedom 2020 Fund             Mutual Fund                 986,920 shares       11,962,471            12,849,696

Fidelity Freedom 2030 Fund             Mutual Fund               1,618,508 shares       19,851,902            20,959,682

Fidelity Freedom 2040 Fund             Mutual Fund               1,317,101 shares        9,261,368             9,957,284

Progress Energy, Inc.                  Contingent Value
                                          Obligations               19,095 shares          190,487               106,842 *

Liberty Acorn Fund                     Mutual Fund               1,541,233 shares       30,582,237            34,770,226

Participants' Loans Receivable         Loans to plan participants
                                       Maturing through 2008 with interest rates
                                       ranging from 4.0% to 9.5%                        37,573,359            37,573,359 *

        Total                                                                        $ 995,133,216       $ 1,341,008,231
                                                                                     =============       ================


* Party in interest

                         PROGRESS ENERGY 401(K) SAVINGS
                             & STOCK OWNERSHIP PLAN

            Schedule H, line 4j - Schedule of Reportable Transactions
                      For the Year Ended December 31, 2003

----------------------------------------------------------------------------------------------------------------------------------

                                                                          Expenses                   Current Value on
 Identity of Party/Description of Asset  Purchase Price   Selling Price   Incurred     Cost Value    Transaction Date  Gain (Loss)
----------------------------------------------------------------------------------------------------------------------------------



 State Street

     Progress Energy, Inc. Common Stock Fund:
---------------------------------------------------

 141   Purchases                         $ 175,813,321                             $ 175,813,321      $ 175,813,321

 253   Sales                                              $ 210,378,705            $ 207,163,556      $ 210,378,705    $ 3,215,149
                                                                                                      -------------

 394   Transactions                                                                                   $ 386,192,026
                                                                                                      =============

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Progress Energy 401(k) Savings & Stock Ownership Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                PROGRESS ENERGY 401(k) SAVINGS
                                & STOCK OWNERSHIP PLAN ADMINISTRATIVE COMMITTEE


                                /s/Brenda F. Castonguay
                                --------------------------------------------
                                Brenda F. Castonguay, Chairperson
                                Progress Energy 401(k) Savings & Stock
                                   Ownership Plan
                                Administrative Committee


Date:  June 15, 2004

                                 EXHIBITS INDEX




Exhibit Number

Exhibit No. 23  Consent of Deloitte & Touche LLP

                                                                 Exhibit No. 23


INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-33520 on Form S-8 and Registration Statement No. 333-48164 on Form S-8 of our report dated June 4, 2004, appearing in this Annual Report on Form 11-K of the Progress Energy 401(k) Savings & Stock Ownership Plan for the year ended December 31, 2003.



/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
June 15, 2004